

August 12, 2014

Via E-mail
Usec Rho
Senior Counsel and Director
BMO Capital Markets Corporation
3 Times Square
New York, NY 10036

> **Re: Vaulted Gold Bullion Trust**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 25, 2014**
> **File No. 333-194144**

Dear Mr. Rho:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our letter dated March 14, 2014 and reference to the disclosure on page 41. Please clarify if you utilize a formulaic approach to determine the interbank spot price. Alternatively, discuss the level of discretion involved in determining the interbank spot price.

2.   In connection with the preceding comment, we note your disclosure that the interbank spot price is the price a client can purchase gold from the Bank of Montreal and that the price at which it buys gold back from a withdrawing investor is different from the offer price. As it appears that the spot price is not the price the bank would repurchase gold from a withdrawing investor, please clarify whether the "bid" price would also be published on the Trust's website and have intraday indications on your Bloomberg page.

We note your response to our comment 3. As previously requested on July 16, 2014, please clarify the following as it relates to the company's proposed financial statement presentation.

- How the gold receipts will be accounted for and the relevant accounting guidance relied upon
- The company's basis for classifying the gold bullion as Level 2 within the fair value hierarchy and the assumptions that will be used to value the gold
- How the company considered the guidance in SAB Topic 5D as it relates to their income statement presentation

Prospectus Summary, page 5

3.   We note your revised disclosure on page 5 that in addition to redeeming the receipts for gold and withdrawing the gold and selling for cash, holders "may also sell to other investors through an Authorized Participant." Please expand upon your disclosure to explain in detail this third option for receipt holders.

The Gold Industry, page 30

4.   We note your revised disclosure in this section. Please refer to comment 22 of our first letter dated January 6, 2014 and provide the requested information.

Redemptions of Gold Deposit Receipts for Gold Bullion; Sales for Cash, page 39

5.   We note your response to comment 5 and disclosure on page 39 that a receipt holder "would have recourse only to the Service Carrier after the Gold Bullion has been placed by Bank of Montreal with the Service Carrier." We further note that page 8 of the Form of Gold Carrier Agreement states that "[n]o Delivery Point Contact is a party to or third party beneficiary of this Agreement, and Carrier has no duties or obligations arising under or pursuant to this Agreement to a Person other than BMO." Please include a risk factor addressing this situation, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Anna T. Pinedo, Esq.